SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                 CAPITAL REALTY INVESTORS-II LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     C.R.I., Inc., Managing General Partner
                      (Name of Person(s) Filing Statement)

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                        Units of Limited Partner Interest
                         (Title of Class of Securities)

                                 Not applicable
                      (CUSIP Number of Class of Securities)

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                         Melissa Lackey, General Counsel
                                  C.R.I., Inc.
                              11200 Rockville Pike
                               Rockville. MD 20852
                                 (301) 231-0255
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     The name, address and telephone number of the subject company are as follows:

     Capital Realty Investors-II Limited Partnership
     c/o C.R.I., Inc., Managing General Partner
     11200 Rockville Pike
     Rockville, Maryland 20852
     (301) 468-9200

     The title and number of the class of equity securities to which this Statement relates are 49,910 outstanding units of Limited Partner Interest.

Item 2. Identity and Background of Filing Person.

     The name, address and telephone number of the filing person are as follows:

     C.R.I., Inc., Managing General Partner
     11200 Rockville Pike
     Rockville, Maryland 20852
     (301) 468-9200

     The filing person is an affiliate of the subject company. C.R.I., Inc. holds a 0.01% General Partner Interest in the Partnership and serves as its Managing General Partner.

     The Statement relates to the tender offer initiated on or about January 23, 2004 for up to five thousand (5,000) of the outstanding units of Limited Partner Interest in the subject company for $175 per unit of Limited Partner Interest by:

     Equity Resource Fund XXII Limited Partnership
     c/o Equity Resources Investments LLC
     44 Brattle Street
     Cambridge, Massachusetts 02138

The tender offeror will hereinafter be referred to as Equity Resources.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

         There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person or its affiliates and (i) the subject company, its executive officers, directors or affiliates, other than a Partnership Management Agreement originally between CRICO Management Corporation, an affiliate of the filing person, as assigned to the subject person as of January 1, 1999, and the subject company (as to which there is no conflict of interest because the current tender offer applies only to Limited Partner Interests and does not purport to affect management of the subject company), or (ii) Equity Resources, its executive officers, directors or affiliates.

     On January 23, 2004, Equity Resources initiated a registered tender offer to purchase up to 5,000 units at a price of $175 per unit. Equity Resources and its affiliates have stated that they currently own 9,345 units in the subject company, or approximately 20% of the outstanding units. Since 1988, various affiliates of Equity Resources have engaged in conversations and correspondence with the filing person and various of its affiliates with regard to their ownership of interests in the subject company and other CRI-sponsored partnerships.

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

Item 4. The Solicitation or Recommendation.

     This Statement relates to the recommendation of the filing person, in its capacity as Managing General Partner of the subject company, with respect to the Equity Resources tender offer.

     The filing person is advising holders of the subject securities to reject the tender offer because it views the offer price as inadequate, as discussed below:

     On February 4, 2004, the subject company filed a definitive proxy statement proposing its liquidation. The proxy statement estimates the range in value of each investment unit of the subject company between $333 and $433. The estimated value is based upon the filing person's experience and familiarity with the markets for conventional multifamily housing and government assisted low income housing. The filing person is of the view that its estimates of values for the properties reflect a reasonable range of expected sale prices should the multifamily apartment complexes or interests therein be marketed.

     The filing person has estimated the values of the multifamily rental real estate owned by each of the twelve partnerships in which the subject company owns an interest, using either the direct capitalization method or an assumed sale in a Low Income Housing Tax Credit transaction, depending upon certain federal and/or state restrictions associated with the particular property.

     The filing person anticipates that, if the liquidation is approved, it will take up to 36 months to complete the sales of the twelve properties (or interests in the partnerships that own them) and liquidate the partnership.

     The filing person's recommendation to reject the Equity Resources tender offer assumes that the Limited Partners wish to hold their interests to achieve the maximum return on their investment. Limited Partners who hold their investment units for the estimated three years until the partnership's liquidation may receive an amount substantially in excess of the Equity Resources offer. However, there can be no assurance that the sales of the subject company's assets will generate sufficient cash to achieve the estimated valuation of between $333 and $433 per unit. The filing person's recommendation also takes into account that Limited Partners who choose to tender their units may incur capital gains taxes in excess of the tender amount. In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in the subject company. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which the subject company is aware were for prices equal to or lower than the current tender offer by Equity Resources.

     Neither the filing person nor, to its knowledge after making reasonable inquiry, any executive officer, director or affiliate of the filing person, currently holds any Limited Partner interest that is subject to the tender offer. Thus, no such person could intend to tender, sell or hold subject securities that are held of record or beneficially owned by that person.

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

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Item 6. Interest in Securities of the Subject Company.

     Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days.

     There is no established market for the purchase and sale of Limited Partner units in the subject company, although several secondary market services exist. In 2003, two unregistered tender offers were made for units of Limited Partner interest in the subject company, for prices of $120 per unit (less the $100 transfer fee per transaction). In addition, Equity Resources made a registered tender offer of $120 per unit (less the $100 transfer fee per transaction) in May of 2003.

Item 7. Purposes of the Transaction and Plans or Proposals.

     The subject company is not undertaking or engaged in any negotiations in response to the tender offer that relate to:

     1. A tender offer or other acquisition of the subject company's securities by C.R.I., Inc., any of its affiliates, or any other person; or
     2.   A.   Any extraordinary transaction,  such as a merger,  reorganization or liquidation, involving the subject company (which has no subsidiaries);
          B.   Any purchase,  sale or transfer of a material amount of assets of the subject company; or
          C.   Any material  change in the present  dividend rate or policy,  or indebtedness or capitalization of the subject company.

          Notwithstanding the foregoing, prior to the tender offer and unrelated to it, the subject company filed a definitive proxy statement on February 4, 2004 proposing the liquidation of the subject company.

Item 8. Additional Information.

     None.

Item 9. Exhibits.

     Exhibit A attached hereto is an excerpt from the subject company's definitive proxy statement concerning liquidation, filed on February 4, 2004, recommending against acceptance of the Equity Resources tender offer.

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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             CAPITAL REALTY INVESTORS-II LIMITED PARTNERSHIP
                               By:   C.R.I., Inc.
                               Its:  Managing General Partner


                                     By: /s/William B. Dockser
                                         ---------------------------------------
                                         Name:   William B. Dockser
                                         Title:  Director, Chairman of the Board
                                                   and Treasurer
                                                 (Principal Executive Officer)
                                         Date:   February 4, 2004


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

                                    Exhibit A
                                       to
                                 Schedule 14D-9

     You may also receive (or have already received) offers from parties unrelated to CRI to purchase your units of partnership interest in CRI-II. We have been notified that Equity Resource Fund XXII Limited Partnership has made a registered tender offer for up to 5,000 units for $175 per unit, and that Peachtree Partners has made an unregistered tender offer for up to 4.9% of the outstanding units of Limited Partner interest (it already holds approximately 3.1% of the units) for $175 per unit less a transfer fee of $100 per investor. CRI recommends that holders of units in CRI-II reject the tender offers because it views the offer price as inadequate. Although there can be no assurance that liquidation of CRI-II's assets will produce the values discussed in the attached Consent Solicitation Statement, the low end of the range of values estimated by CRI is nearly double the per unit tender offer prices received to date. If the proposed liquidation is approved by a majority in interest of the Limited Partners, Limited Partners who hold their investment units for the estimated three years until the Partnership's liquidation may receive an amount substantially in excess of the amount of the current tender offer prices. CRI's recommendation is based on the assumption that Limited Partners will wish to continue to hold their interests to achieve the maximum return on their investment. CRI would advise investors to reject any tender offers they may receive prior to the Consent Solicitation Expiration Date of March 22, 2004 if the tender offer price is considerably less than the lower end of the range of the estimated per unit liquidation proceeds set forth in the attached Consent Solicitation Statement.



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